
MPI
DIGITAL
Transforming the
HR Business Partner
Experience

INVEST IN **MPI DIGITAL HR**

An AI enabled, mobile HR business partner

mpidigitalhr.com/mpi-digital-hr-ai

Cincinnati, OH

Technology | SaaS | Minority Founder | Veteran Founder

Highlights

1. Early customer interest from large multinational companies as well as mid cap companies
2. Experienced CTO and Advisory board who have been successful founders with successful exits
3. Targeting the $70B HR Consulting market
4. Seeking $500k to build, launch, and validate our MVP
5. Potential acquirers include WorkDay, Deloitte, People Soft, TrainingPros, etc. (not guaranteed)

Featured Investor



Albert Hilliard
Syndicate Lead

Follow

Invested $55,000

I am a retired IT executive with 40+ years of IT experience with a focus on project and program management. I have an interest in AI.

"I am investing in MPI Digital HR because I believe it represents an outstanding investment opportunity. I have great confidence in John Hawkins and his team, and I am certain they have the expertise to deliver an innovative AI-driven solution that will revolutionize the HR function. With my extensive background in business and IT, I recognize the significant potential of this venture and am excited about the opportunity to contribute to its success."

Our Founder



John Hawkins President, Founder

35+ years working with 100s of major organizations on HR consulting and employee relations.

Pitch

MPI DIGITAL

Transforming the HR Business Partner Experience



By: John Hawkins, President

The Issue and Opportunity

- Employee Engagement and HR Business Partner effectiveness are at all time lows.
- Artificial Intelligence poses an existential threat to conventional Human Resources Roles
- Clients will continue to seek high end HR solutions and training to confront intricate organizational challenges, particularly those matters related to employee and labor relations.

MPI DIGITAL



Objective: To Disrupt Traditional HR Business Partner Role and HR Consulting



Objective 01

Provide scalable, proven HR solutions which reinforce a positive employee relations culture

Objective 02

Make HR accessible to front line leaders at the tip of their fingers

Objective 03

Enhance HR leader skills and better equip front line leaders, while reducing costs

MPI DIGITAL

The Market is Huge

Increasing Demand for Learning and Development Services that Enhance Employee Skills and Workforce Development is Driving Market Growth

$70B
TUS Spending Estimate on HR Consulting

$20B
TUS Spending Estimate on Training

7.19%
CAGR (2024 - 2029)

Focus 1
$8B - $10B Spend Annually

L&D, Training Programs, Workshops and Coaching

Deloitte

Focus 2
$27B Spend Annually

Organizational Development

IBISWorld

Focus 3
$1.3B Spend Annually

Talent Acquisition Tech

HR Tech Conference

Focus 4
$1.4B Spend Annually

Workforce Planning

Deloitte

Focus 5
Included in Training

Performance Management

Deloitte

Focus 6
$350M Spend Annually

Employee and Labor Relations

NLRB

Focus 7
$8B - $10B Spend Annually

Diversity, Equity and Inclusion

Deloitte

Focus 8
$22B Spend Annually

HR Tech and Innovation

Grandview Research Inc

Source: https://www.mordorintelligence.com/industry-reports/human-resource-consulting-market

US HR Market Trends

Human Resource Consulting Market Leaders

1. Deloitte
2. Accenture
3. Willis Towers Watson
4. PricewaterhouseCoopers
5. Mercer

*Disclaimer: Major Players sorted in no particular order



Market Concentration
Consolidated- Market dominated by 1-5 major players
Human Resource Consulting Market
Estimated 64K HR Consulting Companies, 80% with <3 employees
Fragmented - Highly competitive market without dominant players
Source: Mordor

MPI DIGITAL

US HR Market Trends



U.S. Employee Engagement Trend, Annual Averages
% Engaged
% Actively disengaged
50
40
30
20
10
0
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
32
18
GALLUP

The engagement elements that declined the most from the pre-pandemic record high in 2019 to 2022 were:

- lack of employee input
- Lack of opportunities to learn and grow
- clarity of expectations
- connection to the mission or purpose of the company
- opportunities to do what employees do best
- feeling cared about at work

US Employee Engagement is at a 10 Year Low

MPI DIGITAL

Why Is Employee Engagement and Experience Important?

Improved Employee Engagement and Lower Risk of 3rd Party Intervention

59% Lower Employee Turnover

58% Fewer Safety Incidents

38% Higher Customer Satisfaction

22% Higher Productivity

Source: Gallup Organization

MPI DIGITAL

MPI DIGITAL



AI Enabled HR Support

Provide consistent HR responses to employee policy and HR SOP questions


EARNING THE RIGHT TO SUCCEED
MPI CONSULTING

Digital Training

Clients can subscribe to or license our world class front-line leader soft skills training platform



Drive Employee Engagement

Provide front line leaders 24/7 HR business partner answers to employee questions at your fingertips

MPI DIGITAL

HR Business Partner Employee Questions

Medical, dental and vision packages

Paid time off

401(k) program with potential for generous discretionary company match

Employee discount on our great brands

Medical and personal leave programs

Adoption and surrogacy benefits

Scholarship programs for team members and their dependents

Tuition assistance

Backup dependent care

Paid parental leave

Paid volunteer time

Pet insurance

The Solution:
Proprietary AI Enabled, HR Business Partner

A mobile chatbot/agent HR Business Partner

- **Assist**
- **Consult**
- **Train**

For
HR and Front-Line Leaders



MPI
DIGITAL
Earning the Right to Succeed Journey
MPI Digital Toolkit

Meet
"Henry"



MPI DIGITAL

HR BP/HR Specialist – Month in the Life

+50% productivity increase

Current Reality	New Reality


12.0%
15.4%
17.0%
15.4%
10.0%
9.4%
10.9%
5.0%
5.0%
QA
Drafting
Misc
Recruitment
Records
Per Rev
Onboarding
Emp Relat
Comp


5.0%
15.0%
25.0%
25.0%
10.0%
2.0%
4.0%
5.0%
9.0%
QA
Drafting
Misc
Recruitment
Records
Per Rev
Onboarding
Emp Relat
Comp


MPI
DIGITAL
MPI Digital
AI Enabled, Mobile
HR Business
Partner
Video Enabled
Digital/Scalable
Virtual Training
Group Cohorts
AI
Employee/ Labor
Relations
Training/Coaching
Employee
Handbook/
SOPs
Union Avoidance
Assessments


Meet Henry


MPI Digital
HR.ai
Meet
"Henry"


Employee Handbooks
Employee/
Labor Relations,
Alienation Index,
Assessments,
Virtual Training
MPI
DIGITAL

Meet Henry

- Proprietary, AI enabled chat bot, offering leading edge, HR solutions designed to transform the HR business partner role .
- Focus on employer specific HR tasks such as employee handbooks, employer culture, grievance resolution and other matters related to employee and labor relations.
- Make the HR business partner role more accessible and efficient
- Better equip front line managers to proactively address employee concerns, streamline grievance processes, and cultivate a positive workplace culture.
- Advanced capabilities to support HR professionals and front-line leaders in effectively managing nuanced employee grievances and fostering open communication between employees and management.



MPI DIGITAL

Front Line Leader Digital Training

MPI DIGITAL



Introduction

2.) MPI Digital is offering its new, digital, front line leader training programs, starting with, "Earning the Right to Succeed".

This innovative, digital front line leader training program leverages the experience of MPI Digital's founder and offers a self paced learning approach. MPI Digital provides online, scalable learning content for individuals and groups. Examples of training topics include:

- Respect in the Workplace
- Foundational Team Building
- Successful Team Engagement
- Effective Listening
- Your Role as Leader
- Principles of Effective Communication
- The Power of Inclusion
- Creating a Culture of Accountability

The technology is applicable for B2B and B2C clients, available on LMS or via license.

"Earning the Right to Succeed"



Our founder has for 35+ years worked with 100s of major organizations on human resource consulting and employee relations. He shares how to peacefully engage & respect employees by building stronger connections

In this journey, your employees will learn to build a culture of respect, participant as a member of a team, lead a successful team, communicate effectively, drive team engagement, & hold self and other tea members accountable. The journey includes activities where they will practice showing their team respect, engaging & bringing unity to their team, evaluating their own leadership style, growing their listening and communication skills, & planning an accountability conversation.



Link to Journey Overview & Additional Videos


WHY IS RESPECT IMPORTANT FOR FRONT LINE MANAGERS?
EARNING THE RIGHT TO SUCCEED





MPI DIGITAL

Employee Experience Solutions:

MPI DIGITAL

LEADERS: Trusted and Effective
"Earning the Right to Succeed"
FLM Foundational Skill Development
Top 25 Consultant...Consulting Magazine


Typical Willing Adopters
70%
The Rali Difference
20%
Typical Non-Adopters
10%
Typical Adopters







Faster Behavior Adoption...

Journey Outline, Intro, on Respect, on Leader vs Mgr

Target Customers

Customers	Customers
Large Corporations Small and Mid Cap Companies Non-Profits Government Military	Individual Employees Parents Students
Pricing	**Pricing**
Per Location Monthly or Annual subscriptions Tiered	Per Participant Monthly or Annual subscription Tiered
B2B	B2C

MPI DIGITAL


Ask

Initial Funding Summary

Ask:

Round 1: Pre-seed, Angel investment round. Seeking $124K, Convertible Equity or SAFE.

Projected revenue: $30M over 5 years

Exit Strategy: Build traction over 5 years and sell to market leaders WorkDay, People Soft or Private Equity

Note: We are currently seeking an initial raise of $124,000 as part of a pre-seed, angel investment round to build, launch and validate our minimum viable product which includes completing our chat bot prototype and launch roadmap. Investments in this round will be in the form of convertible equity or a SAFE (Simple Agreement for Future Equity) in MPI Digital HR, LLC. This initial, "first money in" investment will position us for additional follow-on investment with traditional venture capital investors.

Eligible for IRS Section 1202, Capital Gains Exclusion up to a maximum of $10 million or 10 times the adjusted basis of the stock.

Eligible for IRS Section 1244 Restricted Stock which allows losses from the sale of shares of small, domestic corporations to be deducted as ordinary losses instead of as capital losses up to a minimum of $50,000 for individual tax returns or $100,000 for joint returns

MPI DIGITAL

"Future projections are not guaranteed"

Ask

$124K

- Round 1: Pre-Seed, 18-month runway
- Convertible Equity or SAFE
- Projected revenue: $30M over 5 years
- Exit Strategy: Build traction over 5 years and sell to market leaders Workday, People Soft or Private Equity


Revenue Projection

MPI DIGITAL

"Future projections are not guaranteed"

Competition

HR consultancy firms

Generated using AI

Deloitte In-depth HR analytics	**Accenture** HR digital integration
TriNet Comprehensive HR outsourcing	**McKinsey & Company** Research driven HR insights
Bain & Company HR and business strategy	**KPMG** HR audit and compliance
Clear HR Consulting Targeted solutions for SMEs	**Randstad** HR staffing and talent
MaxPeople On-ground HR training	**True North** HR tech system implementation
Jouta Tailored HR framework design	**BCG** HR growth and development

MPIs Digital HR.ai Competitive Advantage

MPI DIGITAL

- Insights led by experienced HR practice leaders
- First mover benefits
- Current HR Tech ai solutions under perform
- Deep understanding of employee/labor relations
- Front line leader focus
- Diverse practice team

Exit

Potential acquirers include HR consulting companies (e.g. WorkDay, Deloitte, People Soft, TrainingPros etc.), other large HR consulting firms interested in increasing their offering.

MPI
DIGITAL